                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(b)


                              Kasper A.S.L., LTD.
                   ----------------------------------------
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
                   ----------------------------------------
                        (Title of Class of Securities)


                                   485808109
                   ----------------------------------------
                                (CUSIP Number)


                               December 31, 1998
                   ----------------------------------------
            (Date of Event Which Requires Filing of this Statement)



      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

               [X]  Rule 13d-1(b)

               [ ]  Rule 13d-1(c)

               [ ]  Rule 13d-1(d)


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

----------------------                                     ---------------------
 CUSIP No. 485808109                  13G                   Page 2 of 10 Pages
----------------------                                     ---------------------

--------------------------------------------------------------------------------
 1    Name of Reporting Person      Steven A. Van Dyke

      I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                5       Sole Voting Power
 Number of
  Shares                0
              ------------------------------------------------------------------
Beneficially    6       Shared Voting Power
  Owned by
                        379,571
              ------------------------------------------------------------------
   Each         7       Sole Dispositive Power
 Reporting
                        0
              ------------------------------------------------------------------
 Person With    8       Shared Dispositive Power

                        379,571
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      379,571
--------------------------------------------------------------------------------
 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
 11   Percent of Class Represented by Amount in Row (9)

      5.58%
--------------------------------------------------------------------------------
 12   Type of Reporting Person

      IN, HC
--------------------------------------------------------------------------------
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----------------------                                     ---------------------
 CUSIP No. 485808109                  13G                   Page 3 of 10 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
 1    Name of Reporting Person      Douglas P. Teitelbaum

      I.R.S. Identification No. of Above Person   Not applicable
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                5       Sole Voting Power
 Number of
  Shares                0
              ------------------------------------------------------------------
Beneficially    6       Shared Voting Power
  Owned by
                        379,571
              ------------------------------------------------------------------
   Each         7       Sole Dispositive Power
 Reporting
                        0
              ------------------------------------------------------------------
 Person With    8       Shared Dispositive Power

                        379,571
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      379,571
--------------------------------------------------------------------------------
 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
 11   Percent of Class Represented by Amount in Row (9)

      5.58%
--------------------------------------------------------------------------------
 12   Type of Reporting Person

      IN, HC
--------------------------------------------------------------------------------

----------------------                                     ---------------------
 CUSIP No. 485808109                  13G                   Page 4 of 10 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
 1    Name of Reporting Person      Tower Investment Group, Inc.

      I.R.S. Identification No. of Above Person    59-2924229
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      Florida
--------------------------------------------------------------------------------
                5       Sole Voting Power
 Number of
  Shares                379,571
              ------------------------------------------------------------------
Beneficially    6       Shared Voting Power
  Owned by
                        0
              ------------------------------------------------------------------
   Each         7       Sole Dispositive Power
 Reporting
                        379,571
              ------------------------------------------------------------------
 Person With    8       Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      379,571
--------------------------------------------------------------------------------
 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
 11   Percent of Class Represented by Amount in Row (9)

      5.58%
--------------------------------------------------------------------------------
 12   Type of Reporting Person

      HC
--------------------------------------------------------------------------------

----------------------                                     ---------------------
 CUSIP No. 485808109                  13G                   Page 5 of 10 Pages
----------------------                                     ---------------------


--------------------------------------------------------------------------------
 1    Name of Reporting Person      Bay Harbour Management, L.C.

      I.R.S. Identification No. of Above Person    59-3418243
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Citizenship or Place of Organization

      Florida
--------------------------------------------------------------------------------
                5       Sole Voting Power
 Number of
  Shares                379,571
              ------------------------------------------------------------------
Beneficially    6       Shared Voting Power
  Owned by
                        0
              ------------------------------------------------------------------
   Each         7       Sole Dispositive Power
 Reporting
                        379,571
              ------------------------------------------------------------------
 Person With    8       Shared Dispositive Power

                        0
--------------------------------------------------------------------------------
 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      379,571
--------------------------------------------------------------------------------
 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]

--------------------------------------------------------------------------------
 11   Percent of Class Represented by Amount in Row (9)

      5.58%
--------------------------------------------------------------------------------
 12   Type of Reporting Person

      IA
--------------------------------------------------------------------------------

----------------------                                     ---------------------
 CUSIP No. 485808109                  13G                   Page 6 of 10 Pages
----------------------                                     ---------------------


Item 1(a) Name of Issuer:

          Kasper A.S.L., Ltd. (the "Issuer")



Item 1(b) Address of Issuer's Principal Executive Offices:

          77 Metro Way
          Secaucus, New Jersey 07094


Item 2(a) Name of Person(s) Filing:

          Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Mr. Teitelbaum"), in his capacity as a stockholder of Tower.



Item 2(b) Address of Principal Business Office:

          The principal business address of Bay Harbour, Tower and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Mr. Teitelbaum's principal business address is 885 Third Avenue, 34th Floor, New York, NY 10022.



Item 2(c) Citizenship:

          Bay Harbour - Florida
          Tower -  Florida
          Mr. Van Dyke - United States
          Mr. Teitelbaum - United States



Item 2(d) Title of Class of Securities:

          Common Stock, par value $.01 per share, of Kasper A.S.L., LTD. ("Kasper Common Stock").


Item 2(e) CUSIP Number:

          485808109


Item 3    The person(s) filing is (are):

          Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

----------------------                                     ---------------------
 CUSIP No. 485808109                  13G                   Page 7 of 10 Pages
----------------------                                     ---------------------


          Tower is a parent holding company of Bay Harbour.

          Mr. Van Dyke is a "parent holding company" of Bay Harbour.

          Mr. Teitelbaum is a "parent holding company" of Bay Harbour.


Item 4(a) Amount Beneficially Owned:

          As of December 31, 1998, Bay Harbour may be deemed to be the beneficial owner of 379,571 shares of the Kasper Common Stock as a result of voting and dispositive power that it held with respect to the 379,571 shares of the Kasper Common Stock held for the account of five private investment funds and four managed accounts.

          As of December 31, 1998, Tower may be deemed to be the beneficial owner of the 379,571 shares of the Kasper Common Stock deemed to be beneficially owned by Bay Harbour referred to above. Tower is the majority stockholder of Bay Harbour.

          As of December 31, 1998, Mr. Van Dyke may be deemed beneficial owner of 379,571 shares of Kasper Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Van Dyke is a stockholder and President of Tower.

          As of December 31, 1998, Mr. Teitelbaum may be deemed the beneficial owner of 379,571 shares of Kasper Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.



Item 4(b) Percent of Class:

          5.58%


Item 4(c) Number of shares as to which Bay Harbour has:

          (i)   sole power to vote or direct the vote: 379,571
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                379,571
          (iv)  shared power to dispose of or to direct the disposition of:  0


          Bay Harbour does not currently possess any rights to acquire additional shares of the Kasper Common Stock.

----------------------                                     ---------------------
 CUSIP No. 485808109                  13G                   Page 8 of 10 Pages
----------------------                                     ---------------------



          Number of shares as to which Tower has:


          (i)   sole power to vote or direct the vote: 379,571
          (ii)  shared power to vote or to direct the vote:  0
          (iii) the sole power to dispose of or to direct the disposition of:
                379,571
          (iv)  shared power to dispose of or to direct the disposition of:  0


          Tower does not currently possess any rights to acquire additional shares of Kasper Common Stock.


          Number of shares as to which Mr. Van Dyke has:

          (i)   sole power to vote or direct the vote:  0
          (ii)  shared power to vote or to direct the vote: 379,571
          (iii) the sole power to dispose of or to direct the disposition of: 0
          (iv)  shared power to dispose of or to direct the disposition of:
                379,571

          Mr. Van Dyke does not currently possess any rights to acquire additional shares of Kasper Common Stock.


          Number of shares as to which Mr. Teitelbaum has:

         (i)   sole power to vote or direct the vote:  0
         (ii)  shared power to vote or to direct the vote: 379,571
         (iii) the sole power to dispose of or to direct the disposition of: 0
         (iv)  shared power to dispose of or to direct the disposition of:
               379,571

          Mr. Teitelbaum does not currently possess any rights to acquire additional shares of Kasper Common Stock.



Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.



Item 6.   Ownership of More than 5% on Behalf of Another Person.

          The limited partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account holds a beneficial interest in the Kasper Common Stock which would cause such person to be deemed the beneficial owner of more than five

----------------------                                     ---------------------
 CUSIP No. 485808109                  13G                   Page 9 of 10 Pages
----------------------                                     ---------------------


          percent of the outstanding Kasper Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          See Item 3 hereof.



Item 8.   Identification and Classification of Members of the Group.

          Not applicable.



Item 9.   Notice of Dissolution of the Group.

          Not applicable.


Item 10.  Certification.

          By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.

----------------------                                     ---------------------
 CUSIP No. 485808109                  13G                   Page 10 of 10 Pages
----------------------                                     ---------------------


                                   SIGNATURE



     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  February 11, 1999            BAY HARBOUR MANAGEMENT, L.C.



                                    By: /s/ Steven A. Van Dyke
                                        ___________________________________
                                        Name:  Steven A. Van Dyke
                                        Title: President



Date:  February 11, 1999            TOWER INVESTMENT GROUP, INC.


                                    By: /s/ Steven A. Van Dyke
                                        __________________________________
                                        Name:  Steven A. Van Dyke
                                        Title: President


                                        /s/ Steven A. Van Dyke
Date:  February 11, 1999            _____________________________________
                                        Steven A. Van Dyke


                                        /s/ Douglas P. Teitelbaum
Date:  February 11, 1999            _____________________________________
                                        Douglas P. Teitelbaum

                                 Exhibit Index



Exhibit I Joint Filing Agreement, dated February 11, 1999, by and among Bay Harbour Management, L.C., Tower Investment Group, Inc., Steven A. Van Dyke and Douglas P. Teitelbaum.